Exhibit 99.1

500 Laurel St. Baton Rouge, LA 70801 P: 225.248.7600

FOR IMMEDIATE RELEASE Oct. 1, 2024	Misty Albrecht b1BANK 225.286.7879 Misty.Albrecht@b1BANK.com

Business First Bancshares, Inc., completes acquisition of Oakwood Bancshares, Inc.

Baton Rouge, La. – Business First Bancshares, Inc. (Business First) (Nasdaq: BFST), the holding company for b1BANK, has completed its acquisition of Oakwood Bancshares, Inc. (Oakwood), the holding company for Oakwood Bank. The acquisition became effective Oct. 1, 2024.

“b1 has been serving Dallas-Fort Worth market businesses with our boutique style banking for a number of years, as has Oakwood,” said Jude Melville, chairman, president and CEO of Business First and b1BANK. “This partnership accelerates the meaningfulness we can deliver as we impact small and growing companies in one of our country’s most vibrant markets.”

With the completion of the acquisition, b1BANK has approximately $7.6 billion in assets, with $5.9 billion in loans and $6.3 billion in deposits and 55 full-service Banking Centers and two Loan Production Offices across Louisiana and Texas. Roy J. Salley, chairman and chief executive officer of Oakwood Bank, joins b1BANK as regional chairman, Dallas, and William G. Hall, chairman of Oakwood Bancshares, Inc., will join the boards of directors of Business First and b1BANK.

Raymond James & Associates, Inc. rendered a fairness opinion to Business First, and Hunton Andrews Kurth LLP served as legal counsel to Business First. Stephens Inc. served as financial advisor to Oakwood, and Norton Rose Fulbright US, LLP served as legal counsel to Oakwood.

About Business First Bancshares, Inc.

As of June 30, 2024, Business First Bancshares, Inc., (Nasdaq: BFST) through its banking subsidiary b1BANK and after giving effect to the acquisition of Oakwood Bancshares, Inc., has approximately $7.6 billion in assets, $6.1 billion in assets under management through b1BANK’s affiliate Smith Shellnut Wilson, LLC (SSW) (excludes $0.9 billion of b1BANK assets managed by SSW) and operates Banking Centers and Loan Production Offices in markets across Louisiana and the Dallas and Houston, Texas areas, providing commercial and personal banking products and services. Commercial banking services include commercial loans and letters of credit, working capital lines and equipment financing, and treasury management services. b1BANK was awarded #1 Best-In-State Bank, Louisiana, by Forbes and Statista, and is a multiyear winner of American Banker’s “Best Banks to Work For.” Visit b1BANK.com for more information.

500 Laurel St. Baton Rouge, LA 70801 P: 225.248.7600

Additional Information

For additional information on Business First, you may obtain Business First’s reports that are filed with the Securities and Exchange Commission (SEC) free of charge by using the SEC’s EDGAR service on the SEC’s website at www.sec.gov or by contacting the SEC for further information at 1-800-SEC-0330. Alternatively, these documents can be obtained free of charge from Business First by directing a request to: Business First Bancshares, Inc., 500 Laurel Street, Suite 100, Baton Rouge, Louisiana 70801, Attention: Corporate Secretary.

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